Organigram Signs New Agreement for Access to 60,000kg of CBD-rich Hemp

  New advance purchase agreement with 1812 Hemp for access to as much as 60,000kg of hemp flower to be harvested in calendar 2019
  Organigram maintains right of first refusal on 1812 Hemp’s future harvests
  In 2018 Organigram purchased 4,300 kg of hemp flower from 1812 Hemp with exceptional levels of CBD which has been extracted into isolate and is being formulated for medical and recreational sale

MONCTON, JULY 26, 2019 -- Organigram Holdings Inc. (NASDAQ Global Select; TSX-V: OGI) the parent company of Organigram Inc. (collectively the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce that it has entered into an advance payment and purchase agreement (the “Payment Agreement”) with 703454 N.B. Inc. (carrying on business as 1812 Hemp) (“1812 Hemp”) under which the Company will pre-fund hemp purchases to receive access to as much as 60,000 kilograms of dried hemp flower to be harvested in calendar 2019 for extraction into cannabidiol (“CBD”) isolate.

Organigram is already a party to a purchase agreement entered into in January 2019 with 1812 Hemp (the “January Purchase Agreement”), in which Organigram was granted a right of first refusal on 1812 Hemp’s production of certain hemp cultivars.

Access to CBD-rich hemp flower is being facilitated through the Payment Agreement as the Company will advance funds to 1812 Hemp for their purchase of specialized large-scale hemp harvesting and processing equipment to maximize crop yields, contribute to increased efficiency and improve preservation of harvested cannabinoids. Purchase conditions for the dried hemp flower continue to be governed by the January Purchase Agreement which secures supply and supports research and development on the genetic improvement of hemp through traditional plant breeding methods. Funds advanced by Organigram will be credited toward future hemp flower purchases under the January Purchase Agreement.

Under the terms of the January Purchase Agreement, Organigram obtained access to a supply of hemp flower which contains significant and exceptional levels of CBD, as compared to other Health Canada-approved cultivars currently in commercial production in Canada. CBD is a naturally occurring active ingredient in hemp and cannabis that is currently being studied for various therapeutic uses.

“Access to a large, consistent volume of CBD-producing hemp has become increasingly important as Canadians express their demand for CBD-rich products for use in both recreational and medical capacities,” said Greg Engel, CEO, Organigram. “We’ve heard the call for CBD in the market and this agreement positions Organigram to meet that demand.”

About 1812 Hemp

1812 Hemp is a New Brunswick based industrial hemp company focused on furthering the genetic development of existing, and new hemp cultivars for various applications including natural products, fibres and medicinal products. For more information, visit 1812hemp.ca.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include statements with respect to quantities and quality of CBD to be purchased and processed, processing and commercialization. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information including results of harvests and as disclosed in the Company’s most recent annual information form and other Company's documents filed from time to time under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) and available on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. We seek safe harbor.

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice President, Investor Relations

amy.schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:

Ray Gracewood
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
(506) 645-1653